
April 20, 2023

Justin Young
Principal Executive Officer
VS Trust
Volatility Shares LLC
2000 PGA Boulevard, Suite 4440
Palm Beach Gardens, FL 33408

> **Re: VS Trust**
> **Post-Effective Amendment No. 2 to Form S-1**
> **Filed April 6, 2023**
> **File No. 333-248430**

Dear Justin Young:

We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

The Funds, page 5

1.   We note that you have added disclosure to this section stating that "[t]he Funds also may invest in SPIKES futures contracts." Please tell us whether and to what extent the Funds have invested in SPIKES futures contracts to date. Please also tell us whether CBOE BZX Exchange has, or intends to, update its listing rules to include SPIKES futures contracts as permitted investments.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Eric Envall at (202) 551-3234 or Justin Dobbie at (202) 551-3469 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Crypto Assets